RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX Regarding POSCO’s plan for the construction of the integrated steel mill in Vietnam

POSCO submitted to the Vietnamese Government the feasibility report of the integrated steel mill project at Van Phong bay on June, 2008.

The Vietnamese Government notified POSCO that this project would have impact on the future potential and development orientation of International Transportation Terminal project, which will be located in Van Phong bay, and does not meet the strict requirements on the marine eco-environment in this area.
With the reasons above, the Vietnamese Government requests POSCO to study another suitable place for this project other than Van Phong bay.

POSCO will continue to make progress in studying the business for this project at other places.

When any other decision is completed, the disclosure will be made within 6 months.